UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM SD Specialized Disclosure Report

MERIT MEDICAL SYSTEMS, INC.
(Exact name of the registrant as specified in its charter)

Utah	0-18592	87-0447695
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1600 West Merit Parkway, South Jordan, Utah	84095
(Address of principal executive offices)	(Zip code)

Brian G. Lloyd	(801) 253-1600
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
√ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, Merit Medical Systems, Inc. (the "Company") is filing a Conflict Minerals Report for calendar year 2015. A copy of the report is filed as Exhibit 1.01 hereto and is publicly available at www.merit.com.

Item 1.02 Exhibit

See Item 2.01 of this Form.

Section 2 - Exhibit

Item 2.01 Exhibit

The following report is filed as an exhibit to this Form.

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Dated: May 27, 2016	MERIT MEDICAL SYSTEMS, INC.

	By:	/s/ Brian G. Lloyd
Chief Legal Officer and Corporate Secretary